UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 30, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eastman Kodak Company

File No. 1-00087 - CF#30381

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   Eastman Kodak Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 12, 2013.

   Based on representations by Eastman Kodak Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through September 03, 2018
Exhibit 10.4	through September 03, 2018
Exhibit 10.6	through September 03, 2018
Exhibit 10.7	through September 03, 2018
Exhibit 10.8	through September 03, 2018
Exhibit 10.9	through September 03, 2018
Exhibit 10.11	through September 03, 2016
Exhibit 10.13	through September 03, 2016
Exhibit 10.14	through September 03, 2016

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary